Exhibit 99.3

CONTINENTAL ENERGY CORPORATION
CHARTER OF THE
GOVERNANCE AND NOMINATING
COMMITTEE

1.	EFFECTIVENESS AND CHANGE

This Charter of the Governance and Nominating Committee (this "Charter") is ratified and adopted by order of the Board of Directors ("Board") of Continental Energy Corporation ("Continental") with effect upon and from the date of this last revision, replacing all others, and dated as the "Adoption Date" on 14 May 2017.

This Charter shall continue in full force and effect until revoked or revised by the Board. This Charter is subject to change by the Board, at any time, to address any new issues or specific concerns which may arise as a result of ongoing business operations; changes in statutory or regulatory compliance requirements; and any recommendations for changes brought to the Board by the Committee.

2.	PURPOSE AND SCOPE

The Board has caused the preparation of this Charter for the purpose of establishing operating procedures and guiding principles for the Board's duly appointed Governance and Nominating Committee (the "Committee") which is herewith formed and constituted as a standing committee of the Board.

3.	MISSION OF THE COMMITTEE

The mission of the Committee is four-fold and includes the following. The Committee shall:

a)

Develop and recommend revisions to this Charter to incorporate new or improved governance principles, practices, procedures, and guidelines that are directly applicable to Continental and its core business operations activities and are realistically achievable given Continental's limited financial resources and available manpower;

b)

Oversee and supervise Continental's "Code of Business Conduct and Ethics" (the "Code") to insure that the Code is annually revised in light of any Committee recommended or compliance related changes that may be desired or required, and that the Code is re-filed in accordance with the further provisions of Section-10 below;

c)

Identify, evaluate, interview, conduct due diligence investigations on, using outside executive search firms if deemed necessary and affordable; and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers; and

d)

Perform any tasks or duties delegated to it by the Board from time to time; and provide such specific assistance as required upon any request for assistance, advice, or recommendation from the Board or from the Audit Committee or from any "Lead Director" as contemplated in Part-3.2 of NP 58-201.

4.	COMPOSITION OF THE COMMITTEE

a)	The Committee shall be comprised of two or more directors, each of whom shall upon appointment be a "Member" of the Committee.

b)

At least a majority of those directors appointed as Members of the Committee shall be "Independent Directors" as defined in Part-1.2(1) of NI 58-101, and at such times as the membership composition of the Board permits all of the appointed Members shall be Independent Directors.

c)

The Board may or may not designate one member of the Committee to be its "Chair". If a Chair of the Committee is not designated or is not present at a meeting of the Committee, then the Members of the Committee may designate a Chair for the meeting by a majority vote of the Members present membership, provided that at least two Members are present which shall constitute a quorum.

d)

The Members of the Committee shall be appointed by the Board and shall serve until their successors are appointed. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to the Committee continuing to satisfy the composition requirements mentioned above.

5.	MEETINGS OF THE COMMITTEE

a)	Except as expressly otherwise provided in this Charter or in the articles of the company, the Committee shall fix its own rules of procedure.

b)

In order to discharge its responsibilities, the Committee shall meet annually at the time of the preparation of the management information circular that Continental files annually on SEDAR prior to holding an annual or special general meeting for the purpose of electing directors basis. Additionally, the Committee may otherwise meet at such times as the Chair of the Committee shall designate.

c)

At all meetings of the Committee, the presence of a majority of the Members will constitute a quorum for the transaction of the business and the vote of a majority of the Members present shall be the act of the Committee.

d)

Members of the Committee may participate in a meeting of the Committee by conference telephone, voice over internet, or similar means of communications by means of which all people participating in the meeting can hear each other and participation in such a meeting will constitute presence in person at such a meeting.

e)

Any action required or permitted to be taken at any meeting of the Committee may be taken without a meeting if all of its members consent in writing to the action and such writing is filed with the records of proceedings of the Committee.

f)

If applicable, directors not on the Committee may attend meetings at the discretion of the Committee. At the invitation of the Chair of the Committee, members of management and outside consultants may attend Committee meetings.

6.	POLICY OVERSIGHT AND ADMINISTRATION

In addition to the primary mission of the Committee to oversee and supervise the Code as provided for in Section-3.b herein, the Committee shall also oversee and make similar recommendations for new additions and improvements to certain of Continental's written and published policy statements (each a "Policy"), in conjunction with the Audit Committee, which shall act as the Senior Committee. The decision of the Senior Committee shall be final. These certain Policies include the following and any others added by the Board:

a)	Continental's "Policy on Anti-bribery and Anti-corruption".

b)	Continental's "Policy on Trading and Company Securities".

7.	OTHER COMMITTEE RELATIONSHIPS

The nature of the Committee's duties under this Charter may overlap from time to time with the duties of other Committees established by the Board. In such cases the Committee and the overlapping Committee shall work together to divide such overlapping duties so as to avoid any overlapping duplication of effort. In the case of any overlap of the Committee's duties and responsibilities hereunder and those of the Audit Committee, then the Audit Committee shall take seniority for authority and responsibility to ensure the overlapping task is executed in accordance with its own charter.

8.	NP 58-201 GOVERNANCE GUIDELINES

a)

In preparing this Charter, the Board takes note of the stated intentions of Part-1.1 of the Canadian Securities Administrators' National Policy 58-201 Corporate Governance Guidelines which explicitly states:

The purpose of this [National] Policy is to provide guidance on corporate governance practices which have been formulated to:

  achieve a balance between providing protection to investors and fostering fair and efficient capital markets and confidence in capital markets;

  be sensitive to the realities of the greater numbers of small companies and controlled companies in the Canadian corporate landscape;

  take into account the impact of corporate governance developments in the U.S. and around the world; and

  recognize that corporate governance is evolving.

The guidelines in this Policy are not intended to be prescriptive. We encourage issuers to consider the guidelines in developing their own corporate governance practices.

b)	The Board has caused the highlight in boldface of certain provisions above for illustration of the following points.

c)

The Board is of the opinion that Continental is one of the "small companies" referred to that in reality face substantial challenges in implementing sweeping and burdensome corporate governance practices, due to our limited financial resources and to available qualified manpower including independent directors, compared to many larger companies.

d)

Continental's shares trade on the OTC Markets in the USA and consequently Continental is a reporting issuer in that jurisdiction. Continental is therefore subject to certain of its separate corporate governance compliance and disclosure requirements. These may or may not, from time to time, be in conflict with, or subject to alternative interpretation to, the NP 58-201 guidelines.

e)

In the preparation of this Charter, the Board welcomes the encouragement offered by the NP 58-201 guidelines and has herein attempted to set out guidelines for the Committee that are realistic, pragmatic, and achievable by Continental at the date of adoption, given Continental's limited financial resources and constraints on available manpower. As Continental grows and these limitations and constraints are relaxed then the Board and the Committee intend to amend and expand upon this Charter.

9.	NI 58-101 DISCLOSURE

The Committee is hereby charged with the principle task and responsibility to facilitate, enable, and ensure that Continental makes timely and accurate disclosures and filing in the form and substance required by Part-2 of the Canadian Securities Administrators' National Instrument 58-101 Disclosure of Corporate Governance Practices in accordance with Continental's obligations thereunder as a "Venture Issuer" as defined in Section-1.1 thereof. The Committee shall accomplish this task as follows:

a)

The Committee is hereby authorized and empowered on behalf of the Board to prepare the disclosure required by Form 58-101F2 for inclusion in the management information circular that Continental prepares and files annually on SEDAR prior to holding an annual or special general meeting for the purpose of electing directors.

b)

The Committee shall review Continental's published Code of Business Conduct and Ethics (the "Code") and advise the Board of any recommendations for additions or revisions to the Code. The Committee is charged with the primary responsibility of oversight and administration of the Code. However, when making recommendation for additions or revisions to the Code, the Committee shall seek the advice and coordinate with the Audit Committee when a financial or audit related issue of the Code is being considered. Only the Board may amend or change the Code.

c)

The Committee is hereby authorized and empowered on behalf of the Board to insure that a complete copy of the Code inclusive of any amendments thereto are published and filed on SEDAR and thereby available for public download in accordance with the provisions of Section-2.3 of NI 58-101.

10.	PUBLIC NOTICE FILINGS

Continental has published the latest revision of this Charter and made it available for public review and access as follows:

a)

A complete copy of this Charter has been publicly filed on the Canadian Securities Administrators ("CSA") National Instrument ("NI") 13-101 System for Electronic Document Analysis and Retrieval ("SEDAR") in accordance with requirements of Part-2.3 of the CSA's NI 58-101 Disclosure of Corporate Governance Practices.

b)

A complete copy of this Charter has also been publicly filed on the US Securities Commission's EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system under cover of a Form-6K Report of Foreign Issuer filing made by Continental under its central index key (CIK) 0000852747.

c)

This entire Charter is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/.

- - - o O o - - -